FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice Concerning the Issue of New Shares

and Secondary Sale of Issued Shares

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 31 , 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

January 31, 2006

Mitsui & Co., Ltd.

Code Number : 8031

1-2 Otemachi 1-chome, Chiyoda-ku, Tokyo

Investor Relations Contact: Satoshi Tanaka, General Manager, Investor Relations Division

Notice Concerning the Issue of New Shares

and Secondary Sale of Issued Shares

At a meeting held on January 31, 2006, the Board of Directors of Mitsui & Co., Ltd. (“Company”) resolved as follows with respect to a public offering of newly issued shares and a secondary offering of shares of common stock of the Company in Japan.

1.	Domestic public offering and International Offering of newly issued shares

(1)	Number of shares to be issued	130,000,000 shares of common stock of the Company

(2)	Issue price	Issue price is to be determined on any day between Monday, February 13, 2006 and Thursday, February 16, 2006, according to the method prescribed in Paragraph 2, Article 14-7 of the Fair Custom Rule No. 14 set forth by the Japan Securities Dealers Association (“the Issue Price Determination Date”).

(3)	Portion of the issued price which will not be transferred to stated capital	The amount of a portion of the Issue Price, which is not transferred to stated capital, shall be the amount of the Issue Price to be decided in accordance with (2) above deducted by the amount to be transferred to stated capital. The amount to be transferred to stated capital shall be the Issue Price multiplied by 0.5, with any fraction less than one yen being counted as a full yen.

Note:	The purpose of this press release is to make a general public announcement concerning the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

(4)	Method of offering

The offering consists of the following concurrent offerings:

a. Japanese public offering:

The Japanese offering is to be made to the public in Japan and the Company will cause several underwriters to subscribe and purchase all shares to be issued for that purpose.

b. International offering:

The international offering is to be made in overseas markets excluding the United States and Canada, and the Company will cause several underwriters to subscribe and purchase all shares to be respectively issued to each of them for that purpose.

The domestic public offering comprises approximately 65,000,000 new shares and the overseas offering comprises approximately 65,000,000 new shares. The final numbers of shares are to be determined on the Issue Price Determination Date based on factors including market demand.

In addition, issue price of each of the above offerings are to be determined on the Issue Price Determination Date, preliminarily based on the closing share price of the Company at the Tokyo Stock Exchange on the Issue Price Determination Date (if the closing price is not available on such day, the closing price of the nearest preceding day will apply) multiplied by a number between 0.90 to 1.00, with any fraction less than one yen being truncated), taking into consideration various factors including market demand, according to the method prescribed in Paragraph 2, Article 14-7 of the Fair Custom Rule No. 14 set forth by the Japan Securities Dealers Association.

(5)	Commission to the underwriters	The Company will pay no commission fee to the underwriters, and in substitution for the commission fee, the difference between the issue price to be paid to the Company and the offer price in the offerings will be retained by the underwriters.

(6)	Offering period	From Friday, February 17, 2006 to Tuesday, February 21, 2006. The period is subject to advancement, in consideration of the market demand, and the earliest period shall be from Tuesday, February 14, 2006 to Thursday, February 16, 2006.

(7)	Payment date	Any day from Tuesday, February 21, 2006 to Friday, February 24, 2006. As described above in (6), the offering period is subject to advancement in accordance with market demand, and the payment date shall be Tuesday, February 21, 2006 at the earliest.

(8)	Initial date for dividend accrual	Saturday, October 1, 2005

Note:	The purpose of this press release is to make a general public announcement concerning the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

(9)	Unit of new shares for Offering	1,000 shares

(10)	The Company authorizes Shoei Utsuda, its Executive Director, President, or Kazuya Imai, Executive Director, Senior Executive Managing Officer, to approve all acts necessary for issue of new shares through the public offering, including the issue price and the portion of the issue price which will not be accounted to stated capital.

(11)	The domestic public offering is subject to the effectiveness of a filing under the Securities and Exchange Law.

2.	In connection with the domestic public offering, up to 9,750,000 shares of common stock of the Company may be over-allotted, depending on the degree of demand in the domestic public offering. It is possible that less than that number of shares, or no shares, will be sold by way of over-allotment. In connection with this over-allotment, one of the underwriters for the domestic public offering will borrow the necessary number of shares of common stock of the Company from an existing shareholder, which shares will be sold by that underwriter to the purchasers of the over-allotted shares. Also in connection with this over-allotment, the Board of Directors of the Company resolved at the January 31, 2006 meeting that the Company will issue and sell to the underwriter, by way of third party allotment, 9,750,000 shares of common stock of the Company, with the payment date set to be the day two business days after the 30th day after the last day of the offering period for the domestic public offering and the third party allotment, for the purpose of the underwriter’s returning the borrowed shares. The underwriter may return the borrowed shares using shares it may purchase on the Tokyo Stock Exchange (which purchase will be for up to the number of the over-allotted shares). Further, the underwriter may conduct stabilizing operations in connection with the domestic public offering and the secondary offering of the over-allotted shares, and all or a part of the shares purchased by the underwriter in such stabilizing operations may be used to return the borrowed shares. The number of shares to be issued and sold by the Company to the underwriter in the third party allotment will be the difference between the number of the over-allotted shares and the number of shares purchased by the underwriter on the Tokyo Stock Exchange and in its stabilizing operations. Thus, it is possible that less than 9,750,000 shares, or no shares, will be issued and sold by the Company to the underwriter in the third party allotment.

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1.	Change in number of issued shares as a result of the public offering and third-party allotment

Number of current issued shares	1,584,291,178 shares ( as of December 31, 2005)

Number of shares to be increased as a result of public offering	130,000,000 shares

Number of shares issued after public offering	1,714,291,178 shares

Note:	The purpose of this press release is to make a general public announcement concerning the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

Number of shares to be increased as a result of third-party allotment	9,750,000 shares (1)

Number of shares issued after third-party allotment	1,724,041,178 shares (1)

Note: (1) These numbers assume that the maximum number of shares to be issued to the underwriter involved in the over-allotment described above are subscribed for by, and issued to, that underwriter.

2.	Use of proceeds

The Company intends to use the net proceeds from the domestic public offering and the third party allotment, which are expected to be up to 207,386,250,000 yen, entirely for investments. The Company aims to expand its earning base through continuous investments in the areas that it believes to have high growth potential and to be profitable. The Company plans to reinforce its mineral resources and energy businesses and to expand businesses with less sensitivity to commodity price fluctuations and steady revenue, such as infrastructure and automotive-related businesses. It also aims to expand its businesses in the expected growth areas such as media/information, outsourcing, retail support and medical/health/senior businesses. The Company intends to use the net proceeds to strengthen its financial soundness in order to flexibly invest in further growth opportunities in the future.

In the United Kingdom, this communication is directed only to persons who (i) have professional experience in matters related to investment or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Note:	The purpose of this press release is to make a general public announcement concerning the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.